Exhibit 17

LETTER TO:

Walter Davis
CEO Summit National Consolidation Group Inc.

Re: My Resignation

This letter is to announce my resignation from the Board of Directors of SMNC effective immediately this Sunday July 21, 2002. As of today I am resigning, as the COO of Summit and I will not assume any responsibility from anything that SMNC does now and anything that SMNC did before. I do not want to be a part of your group and I cannot stand the way you run the company.

With all the current problems on the market today we feel that SMNC could be a good example of a company that does not care about its shareholders or the way it conduct its business. It is a shame that you have wasted our time for so many months! In the next few weeks I will be consulting with all SMNC's Shareholders and I will let you know the outcome.

Also, be advised that we will have a board of directors meeting at Interlabs office on August 5 at 2.30 PM. Please let us know if you can attend?

With respect,

/s/ Mario Quenneville
    -----------------
    Mario Quenneville
    President and CEO of Summit National Consolidation Group Inc.

P.S. Some confidential statements have been removed.